September 08, 2025

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Robert Augustin and Ms. Jane Park

Re: Caring Brands, Inc.

Draft Registration Statement on Form S-1

Filed August 21, 2025

File No. 333-289767

Dear Mr. Augustin and Ms. Park:

Please find below our responses to the questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated September 3, 2025 (the “Comment Letter”) relating to the registration statement on Form S-1, which was submitted to the Commission by Caring Brands, Inc. (the “Company” or “we”) on August 21, 2025.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated in bold. Please note that we have removed the distribution of the 600,000 shares to Safety Shot shareholders.

We have also updated the Registration Statement on Form S-1 (“Registration Statement”) which is submitted to the Commission simultaneously together with this letter.

Form S-1 filed August 21, 2025

Business, page 40

1.	We refer to your disclosure on page F-10 that you have recently entered into various agreements, including the short-term loan with the chairman of the board, a consulting arrangement with a finance professional to provide services in connection with its registration statement, an agreement with a service provider to provide investor relation services, and an agreement with Greentree Financial Group, Inc. With respect to each agreement, please revise your disclosure to provide a brief description of the material terms of the agreement, including the identification of the third-party provider, and file the agreement as an exhibit to the registration statement or provide your analysis as to why such agreement would not be required under Item 601(b)(10) of Regulation S-K.

Response: We note the Staff’s comment, and respectfully submit that the relevant changes have been made to the Registration Statement (please see pages 4, 52 and 53). and the agreements have been filed appropriately as exhibits.

Note 10 - Subsequent Events, page F-10

2.	Please expand your disclosures to ensure you provide all of the material terms for each subsequent event and discuss how and to what extent each subsequent event will impact your consolidated financial statements.

Response: We note the Staff’s comment and respectfully submit that the relevant changes have been made to the Registration Statement.

Item 16. Exhibits and Financial Statement Schedules

Exhibit No. 23.1, page II-2

3.	Please request M&K CPAS, LLC to revise their consent to refer to the correct filing and to identify the as of date (i.e., December 31, 2024) for the successor period as they did for the predecessor period.

Response: We note the Staff’s comment, and respectfully submit that the auditor consent has been revised and filed appropriately.

Should you have any questions regarding the foregoing, please do not hesitate to contact me or our counsel with any questions or comments regarding this correspondence on the revised and updated Registration Statement.

Very truly yours,

By:	/s/ Glynn Wilson
Name:	Glynn Wilson
Chief Executive Officer